Exhibit 3.1

Amendment No. 1

To Bylaws of Bespoke Extracts, Inc.

Adopted July 7, 2022

The Bylaws of Bespoke Extracts, Inc. are hereby amended by the addition of the following Article XIII:

ARTICLE XIII: DIVESTITURE PLAN

Section 13.1. UNSUITABLE OR PROHIBITED BENEFICIAL OWNERS. So long as the Corporation holds (directly or indirectly) a license from a  governmental agency to conduct its business, which license is conditioned upon some or all of the holders of the Corporation’s shares possessing certain qualifications, any and all shares of the Corporation’s shares shall be subject to redemption, out of funds legally available thereof, by the Corporation, at its sole option and its sole discretion, to the extent necessary to prevent loss of such license or to reinstate any license.

SECTION 13.2. REDEMPTION PRICE. Unless the stockholder voluntarily divests itself of its shares, any shares of the Corporation’s shares of stock redeemable pursuant to this article may be called for redemption immediately for cash, property or rights, on not less than two (2) business days’ notice to the holder(s) thereof at a redemption price equal to 80% of the average closing price of such shares as reported on the exchange on which shares of the Corporation’s common shares is quoted or traded  for the 45 trading days immediately preceding the date of the redemption notice; or if such shares are not so traded or quoted, the redemption price shall be determined in good faith by the Corporation’s Board of Directors.

SECTION 13.3. COSTS, EXPENSES AND FEES. At the Corporation’s Board of Directors discretion, the stockholder may be responsible for costs, expenses and fees incurred by the Corporation in order to exercise this Article.

SECTION 13.4 RESTRICTION ON SHARES. Pursuant to this Article, it shall be unlawful for any stockholder who does not meet certain qualifications to: (i) receive any dividend, payment, distribution or interest with regard to the shares, (ii) exercise, directly or indirectly or through any proxy, trustee, or nominee, any voting or other right conferred by such shares, and such shares shall not for any purposes be included in the shares of the Corporation entitled to vote, or (iii) receive any remuneration that may be due to such stockholder, accruing after the date of such notice of determination of unsuitability or disqualification by the Colorado Marijuana Enforcement Division, in any form from the Corporation for services rendered or otherwise.